

December 18, 2012

Via E-mail
Carl T. Camden
President and Chief Executive Officer
Kelly Services, Inc.
999 West Big Beaver Road
Troy, MI 48084

   Re: Kelly Services, Inc.
     Form 10-K for Fiscal Year Ended January 1, 2012
     Filed February 16, 2012
     File No. 000-01088

Dear Mr. Camden:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director